UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated September 30, 2024

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 30 September 2024 entitled ‘Update on the merger of Vodafone UK and Three UK’.

30 September 2024

Update on the merger of Vodafone UK and Three UK

On 14 June 2023, Vodafone Group Plc ("Vodafone") announced that it and CK Hutchison Group Telecom Holdings Limited ("CKHGT"), a wholly owned subsidiary of CK Hutchison Holdings Limited ("CK Hutchison"), had entered into binding agreements in relation to a combination of their UK telecommunication businesses, respectively Vodafone UK and Three UK (the "Transaction"). Following completion of the Transaction, Vodafone will own 51% of the combined business ("MergeCo") and CKHGT will indirectly own 49%. A link to the original announcement can be found below.

Following the entry into force of the new UK Listing Rules (the "UKLRs") on 29 July 2024, Vodafone confirms that the Transaction is classified as a significant transaction and Vodafone shareholder approval will no longer be required.

Certain additional information relating to the Transaction is set out below as required under the UKLRs.

A further announcement will follow ahead of completion containing other financial and non-financial information relating to the Transaction in accordance with the UKLRs.

Board confirmation

The Board of Vodafone confirms that, in its opinion, the Transaction is in the best interests of its security holders as a whole.

Effect on Vodafone's earnings, assets and liabilities

MergeCo will be consolidated in Vodafone's financial statements and Vodafone has agreed to provide the initial debt financing. The Transaction is expected to have a broadly neutral impact on Vodafone's Net debt to Adjusted EBITDAaL and is expected to be accretive to Adjusted free cash flow from the fourth full year onwards.

The Transaction is expected to be accretive to Group Adjusted EBITDAaL with an increase in total assets and total liabilities.

Risks associated with the Transaction

The expected benefits of the Transaction for Vodafone are set out in the 14 June 2023 announcement.

Vodafone additionally notes the following potential risks associated with the Transaction.

●           The Transaction may not proceed to completion if regulatory or CK Hutchison shareholder approvals are not granted. If the Transaction does not proceed to completion, Vodafone will not realise the expected benefits from the Transaction.

●           Vodafone may incur liability under the Transaction documentation, which contains customary warranties and indemnities as well as ongoing obligations on Vodafone to provide services to MergeCo and ongoing shareholders arrangements in relation to MergeCo.

Announcement of merger of Vodafone UK & Three UK to create one of Europe's leading 5G networks

Investors.vodafone.com/merger-of-vodafone-uk-and-three-uk

About Vodafone

Vodafone is a leading European and African telecoms company. We provide mobile and fixed services to over 330 million customers in 15 countries (excludes Italy which is held as a discontinued operation under Vodafone Group), partner with mobile networks in 45 more and have one of the world's largest IoT platforms. In Africa, our financial technology businesses serve almost 79 million customers across seven countries - managing more transactions than any other provider.

Our purpose is to connect for a better future by using technology to improve lives, businesses and help progress inclusive sustainable societies. We are committed to reducing our environmental impact to reach net zero emissions by 2040.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

About Three UK

Three UK Is CKHGT's UK telecommunications business. As of 30 June 2024, Three UK had gross assets of £8.6 billion (as derived from CK Hutchinson's most recent published balance sheet). For the 12 month period ended 31 December 2023, Three UK made a loss before tax of £439 million (as derived from CK Hutchinson's most recently published full year income statement).

About CK Hutchison Holdings Limited

Listed on The Stock Exchange of Hong Kong Limited, CK Hutchison Holdings Limited (CK Hutchison) and its subsidiaries are principally engaged in four core businesses: ports and related services, retail, infrastructure and telecommunications. The diverse businesses of the CK Hutchison Group and associated companies operate in over 50 countries/markets across the world.

For more information, please visit www.ckh.com.hk

Risk Factors

The risks noted in this announcement do not seek to cover all of the potential risks relating to the Transaction or broader risks which generally affect Vodafone. Further information on the material risks which generally affect Vodafone are set out in Vodafone's 2024 Annual Report.

They do not set out an exhaustive list or explanation of all the risks that may affect Vodafone or its shares. Additional risks and uncertainties relating to Vodafone, the Vodafone group and MergeCo that are not currently known to the Board, or that the Board currently deems immaterial, may, individually or cumulatively, also have a material adverse effect on the business, financial results or financial condition and prospects of Vodafone.

Forward-looking statements

The information in this announcement (the "Information") may constitute or include forward-looking statements. Forward-looking statements include, without limitation, statements that typically contain words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "believe", "hope", "aims", "continue", "will", "may", "should", "would", "could", or other words of similar meaning. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Vodafone cautions you that forward-looking statements are not guarantees of the occurrence of such future events or of future performance and that in particular the actual results of operations, financial condition and liquidity, the development of the industry in which Vodafone, the Vodafone Group, MergeCo and other persons involved in the Transaction operate and the outcome or impact of the transaction and related matters on Vodafone, the Vodafone Group and/or MergeCo or other persons may differ materially from those made in or suggested by the forward-looking statements contained in the Information. These expectations or any forward-looking statements could prove to be incorrect, and outcomes usually cannot be influenced by Vodafone, the Vodafone Group and/or MergeCo. It should be kept in mind that actual events or consequences may differ materially from expectations.

Vodafone expressly disclaims any obligation or undertaking to release any updates or revisions to any forward-looking statements to reflect any change in Vodafone's expectations with regard thereto or any changes in events, conditions or circumstances on which any forward-looking statements are based. No representation or warranty is made that any of these forward-looking statements will come to pass or that any particular result will be achieved. Undue influence should not be given to, and no reliance should be placed on, any forward-looking statement. The Information is given at the date of this announcement and, except as requested by the FCA or required by the UKLRs or any other applicable law, will not be updated.

Unless expressly stated otherwise, no statement in the Information is intended to be nor may be construed as a profit forecast or valuation.

- ends -

Notes

1.     As referenced in this announcement, Adjusted EBITDAaL is defined as operating profit after depreciation on lease-related right of use assets and interest on lease liabilities but excluding depreciation, amortisation and gains/losses on disposal of owned assets and excluding share of results of equity accounted associates and joint ventures, impairment losses/reversals, restructuring costs arising from discrete restructuring plans, other income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group.
2.     As referenced in this announcement, Net Debt is defined as Gross debt less cash and cash equivalents, short-term investments, derivative financial instruments excluding mark-to-market adjustments and net collateral assets.
3.     Vodafone's assessment of the effect of the Transaction on earnings, assets and liabilities is subject to the outcome of both an accounting policy alignment and a purchase price allocation arising on the consolidation Three UK.

For more information, please contact:
Investor Relations:	investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: September 30, 2024	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary